Exhibit 99.1

Postmedia Network Announces Board Appointments

Rod Phillips Appointed Chair of the Board
Martin Nisenholtz Appointed Director

TORONTO--(BUSINESS WIRE)--February 5, 2014--Postmedia Network Canada Corp. today announced the appointment of Rod Phillips as Chair of the Board of both Postmedia Network Canada Corp. and its subsidiary Postmedia Network Inc. (referred to collectively as “Postmedia Network”). Mr. Phillips was most recently President and Chief Executive Officer of the Ontario Lottery and Gaming Corporation (OLG).

Also announced today is the appointment of Martin Nisenholtz as a director of the Boards of Postmedia Network. Mr. Nisenholtz will also serve as Chair of the Board’s Digital Oversight Committee. Mr. Nisenholtz is currently a Venture Partner at FirstMark Capital in New York. Mr. Nisenholtz previously served as senior advisor to The New York Times Company through 2013 following his retirement from the company in 2011, having served as its Senior Vice President of Digital Operations.

Both Mr. Phillips and Mr. Nisenholtz have been appointed to serve until the next annual meeting of shareholders and the appointments are effective immediately.

“On behalf of our Board and the senior executive team we welcome both Mr. Phillips and Mr. Nisenholtz to Postmedia,” said Paul Godfrey, President and CEO. “These appointees bring impressive experience in business transformation and modernization and are both experts on matters of industry evolution.”

About Rod Phillips
Rod Phillips was most recently President and Chief Executive Officer of the OLG. He resigned from this position on January 22, 2014. Prior to his appointment to the OLG, Mr. Phillips was President and CEO of Shepell.fgi one of North America's leading providers of workplace health and productivity solutions.

From 1997 to 2000, Mr. Phillips served as Chief of Staff to Mayor Mel Lastman during his first term as the leader of the newly amalgamated City of Toronto.

Mr. Phillips is a member of the Boards of the Toronto International Film Festival (TIFF) and the Toronto Telus Community Board. He was the Founding Chair of the Centre for Addiction and Mental Health’s (CAMH) Transforming Lives Gala in support of CAMH’s critical work.

Mr. Phillips is a graduate of the MBA program at Wilfrid Laurier University and holds an Honours BA in Political Science and English from Western University. Mr. Phillips has completed the Directors Education Program at the Rotman School of Management and holds the Institute of Corporate Directors designation ICD.D.

About Martin Nisenholtz
Martin Nisenholtz is currently a Venture Partner at FirstMark Capital (an early stage venture capital firm based in New York City). Mr. Nisenholtz served as senior advisor for The New York Times Company through 2013 and was a Fellow at the Shorenstein Center at Harvard University. In December 2011, Mr. Nisenholtz retired from his full-time role at The New York Times Company where he had served as Senior Vice President, Digital Operations and was responsible for the strategy development, operations and management of its digital properties. Prior to that, Mr. Nisenholtz was Chief Executive Officer of New York Times Digital. In June 2001, Mr. Nisenholtz founded the Online Publishers Association (“OPA”), an industry trade organization that represents the interests of high-quality online publishers.

Mr. Nisenholtz currently serves on the Board of Directors of Yellow Media (a Canadian media and marketing solutions company), eXelate (a U.S. privately held data and analytics company), Sulia (a U.S. privately held social media company) and RealMatch (a U.S. privately held online recruitment advertising solutions company).

Mr. Nisenholtz holds a Bachelor in Psychology degree from the University of Pennsylvania and an MA in Communications from the University of Pennsylvania Annenberg School of Communication.

About Postmedia Network Canada Corp.
Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

CONTACT:
Postmedia Network Canada Corp.
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com